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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CanWest Petroleum Corporation
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
138 748 108
(CUSIP Number)
Theresa M. Mehringer, Esq.,
Burns Figa & Will, P.C.
6400 South Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111
(303) 796-2626
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	138 748 108

1	NAMES OF REPORTING PERSONS: Christopher H. Hopkins

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		20,542,250

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,542,250

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,756,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.12% as of August 17, 2006.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN.

Item 1.	Security and Issuer

Common Stock, $.001 par value per share
CanWest Petroleum Corporation
Suite 205-707 7th Avenue S.W.,
Calgary, Alberta
Canada T2P 3H6

Item 2.	Identity and Background

(a)	The Reporting Person is Christopher H. Hopkins.

(b)	The residential address of the Reporting Person is:

232 Woodfield Pl. SW
Calgary AB
Canada T2W 3T8

(c)	The principal occupation of the Reporting Person is: Chief Executive Officer and President of CanWest Petroleum Corporation.

The principal business address of the Reporting Person’s employer is:

CanWest Petroleum Corporation
Suite 205-707 7th Avenue S.W.,
Calgary, Alberta
Canada T2P 3H6

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 20,533,850 Exchangeable Shares and options to acquire Exchangeable Shares pursuant to that certain Reorganization Agreement between the Issuer and Oilsands Quest, Inc. (“OQI”). The Exchangeable Shares were issued by OQI, a subsidiary of the Issuer, and each Exchangeable Share is convertible into one share of the Issuer’s Common Stock pursuant to that certain Voting and Exchange Trust Agreement entered into between the Issuer and OQI on August 14, 2006. No consideration was tendered by the Reporting Person to acquire the Exchangeable Shares other than shares and options of OQI common stock held by the Reporting Person.

Item 4	Purpose of Transaction

The Reporting Person plans to hold the Exchangeable Shares and options to acquire Exchangeable Shares, or if converted, the shares of common stock in the Issuer, for investment purposes and has no plans at this time to acquire additional shares of the Issuer or to dispose of either the Exchangeable Shares or shares of common stock in the Issuer.

At the present time, the Reporting Person has no plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

Item 5	Interest in the Securities of the Issuer

(a)	The Reporting Person directly owns 20,542,250 shares, resulting in beneficial ownership by the Reporting Person of an aggregate of 20,756,400 shares, representing approximately 14.12% of the Issuer’s outstanding common stock as of August 17, 2006. This number includes options to acquire 3,292,000 Exchangeable Shares of which 823,000 expire on December 15, 2010 and 2,469,000 expire on May 1, 2011. This number also includes 8,400 shares of the Issuer and 205,750 Exchangeable Shares owned by the Reporting Person’s spouse. The aggregate beneficial ownership of the Reporting Person does not include options to acquire 823,000 Exchangeable Shares vesting on the first, second and third anniversary date of the grant date (May 1, 2006) and which expire on May 1, 2011.

(b)	Except as provided in the Escrow Agreement (discussed below), the Reporting Person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 20,542,250 shares of common stock.

(c)	On July 5, 2006, the Reporting Person, while he was the Chief Executive Officer of OQI, purchased 8,400 shares of the Issuer’s common stock at a purchase price of

$6.60 Cdn ($5.95 U.S.) per share. The Reporting Person’s spouse also purchased 8,400 shares of the Company’s common stock on the same date and for the same purchase price. All of these shares were purchased in the Company’s flow-through share private placement that closed on July 5, 2006.

(d)	No other person has rights with respect to the securities beneficially owned by the Reporting Person.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     On August 14, 2006, the Reporting Person entered into that certain Escrow Agreement (or Lock-up Agreement) between the Issuer and TingleMerrett LLP as the Escrow Agent (the “Escrow Agreement”). The Escrow Agreement controls 15,517,665 Exchangeable Shares acquired by the Reporting Person pursuant to the Reorganization Agreement and any further securities of the Issuer which the Reporting Person may receive as a stock dividend on such shares (the “Escrow Shares”). The Escrow Shares shall be released by the Escrow Agent to the Reporting Person (or his estate) upon the occurrence of certain events, including without limitation, the death of the Reporting Person or if the Reporting Person terminates his employment with the Issuer following the occurrence of specific events. Otherwise, 2,586,277 Escrow Shares shall be released to the Reporting Person by the Escrow Agent on February 14, 2007, and all remaining Escrow Shares shall be released on August 14, 2007.

Item 7.	Material to be Filed as Exhibits

10.1	Escrow Agreement dated August 14, 2006, between the Reporting Person, the Issuer and TingleMerrett LLP.
Signature
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 23, 2006

/s/ Christopher H. Hopkins

Exhibit Index

Exhibit
No.	Description
10.1	Escrow Agreement dated August 14, 2006, between the Reporting Person, the Issuer and TingleMerrett LLP.